Exhibit 2.4

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement”) is made as of the _____ day of April, 2007, by and between BioVeris Corporation (“BioVeris”), a Delaware corporation having a principal place of business at 16020 Industrial Drive, Gaithersburg, Maryland 20877, United States of America, and 32 Mott Street Acquisition II, LLC (“Newco”), a Delaware limited liability company having offices at __________________________________, with reference to the following facts:

WHEREAS, BioVeris has conducted research on, has developed and owns rights to certain technology and products with respect to, among other things, the detection and/or quantification of compounds for diagnostic procedures based on electrochemiluminescent compounds; and

WHEREAS, BioVeris and Newco are willing to enter into a non-exclusive license, as is set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises set forth below, Newco and BioVeris (the “Parties”) hereby agree as follows:

1. Definitions. As used in this Agreement, capitalized terms shall have the respective meanings set forth below:

1.1.       Affiliate. “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. The term “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Government Entity or other entity. The term “control” means direct or indirect ownership of more than fifty percent (50%) of the voting interest in a corporation or entity, or such other relationship as, in fact, constitutes actual control of the management or policies of a corporation or other entity or the ability to cause the direction of the management or policies of a corporation or other entity. The term “Government Entity” means any domestic or foreign (whether a national, Federal, state, provincial, local or otherwise) government or any court of competent jurisdiction, agency or commission or other governmental authority or instrumentality, domestic or foreign. Neither Genentech Inc., 1 DNA Way, South San Francisco, California 94080-4990, USA nor Chugai Pharmaceutical Co., Ltd, 1-9 Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8301, Japan shall be deemed an Affiliate of BioVeris for purposes of this Agreement. Neither Meso Scale Diagnostics, LLC., 9238 Gaither Road, Gaithersburg, Maryland, USA 20877 (“MSD”) nor Meso Scale Technologies, LLC., 9238 Gaither Road, Gaithersburg, Maryland, USA 20877 (“MST”) shall be deemed an Affiliate of BioVeris or Newco for purposes of this Agreement.

1.2.	ECL Patent Rights. “ECL Patent Rights” means:

(a)        All patents, patent applications and patent rights listed in Exhibit A hereto; and

(b)        Any other patents or patent applications that claim priority to one or more of the patents and patent applications listed in Exhibit A including corresponding foreign applications or patents; any patents or patent applications that claim priority to a priority application of one or more of the patents and patent applications listed in Exhibit A including corresponding foreign applications or patents; and

(c)         Any substitutions, divisions, continuations, continuations in part, renewals, reissues, confirmations or registrations of the patents, patent applications and patent rights under Sections 1.2(a) and (b) above and extensions of the foregoing, now existing or hereafter filed.

1.3.       ECL Instrument. “ECL Instrument” means an instrument manufactured by or for Newco that uses or is based upon ECL Technology so long as such instrument (i) weighs 40 kg or less; (ii) has a physical size of 125,000 cubic centimeters (measured by integrating the total volume encompassed by the entire instrument) or less; and (iii) has an actual footprint of 2,500 square centimeters or less; in each case not including peripherals such as printers, display screens, sample preparation equipment, IT equipment, software or the like.

1.4.       ECL Product(s). “ECL Product(s)” means any ECL Instrument or assay, reagent, chemical, consumable, test, nucleic acid probe, biological or other substance useable on an ECL Instrument that would directly or indirectly infringe a valid claim of any of the ECL Patent Rights and/or make use of any of the Licensed ECL Technology, and service for ECL Instruments.

1.5.       ECL Technology. “ECL Technology” means detection methods and detection systems, which employ electrochemiluminescence in detection and/or quantification by which light generation occurs when a molecular compound (such as a ruthenium metal chelate) emits electromagnetic radiation, including photons, and shall also include but not be limited to ECL reagents, ECL assays and/or ECL diagnostic detection methods.

1.6.      Improvements. “Improvements” means any and all inventions, discoveries and improvements related to ECL Technology (whether or not patentable) developed, created, conceived or reduced to practice by a person or entity.

1.7.       Licensed ECL Technology. “Licensed ECL Technology” means (1) the ECL Patent Rights and (2) any and all proprietary or confidential or technical information relating to ECL Technology owned by BioVeris as of the Effective Time, including, but not limited to techniques, including data reduction methods or techniques, methods for using, storing, retrieving, disseminating, archiving, distributing or carrying out information or analysis, designs, specifications, test results, instruments, compounds, devices, ideas, technical information, processes, including signal processing, schematics, inventions, discoveries, methods, know-how, show-how, hardware, firmware and software (including object codes and source codes) whether or not based on ECL Patent Rights, whether or not the same is eligible for protection under the patent laws of the United States or elsewhere, and whether or not any such processes and technology, or information related thereto, would be enforceable as a trade secret or the copying of which would be enjoined or restrained by a court as constituting unfair competition. “Licensed ECL Technology” shall include without limitation, the inventions in the ECL Patent Rights. ”Licensed ECL Technology” includes technology related to gene amplification or Nucleic Acid Probes or methods using Nucleic Acid Probes.

1.8.      Non-Exclusive. “Non-Exclusive” as to the grant of a license right means that the licensor may during the Term of this Agreement exercise the licensed rights itself or grant non-exclusive licenses to a third party, or retain for itself any non-exclusive license rights.

1.9.      Nucleic Acid Probe. “Nucleic Acid Probe” shall mean one or more compounds that is/are:  (y) composed of one or more nucleotides or analogs thereof; or (z) capable of binding with one or more nucleotides or analogs thereof.

1.10.    Term. The “Term” of this Agreement shall mean the entire period of time this Agreement is in full force and effect and shall begin at the Effective Time and terminate automatically upon the later of (a) the expiration of the last-to-expire of the patents included in the ECL Patent Rights that is not earlier invalidated, or its enforcement enjoined, by a final decision of a court of competent jurisdiction from which no further appeal may be taken or (b) complete loss of confidential and proprietary status for all of the Licensed ECL Technology. The term “Effective Time” shall have the meaning ascribed to that term in Merger Agreement of even date herewith by and between, inter alia, BioVeris and Roche Holding Ltd (the “Merger Agreement”).

2.	Grant and Scope of Licenses.

2.1.       License Grant. During the Term of this Agreement, and subject to the terms and conditions of this Agreement, and the rights of MSD, MST or Jacob Wohlstadter under all pre-existing agreements, without any further amendments or changes after the Effective Time that would restrict, impair, cutback or reduce the rights otherwise being conferred by this Agreement, between BioVeris or IGEN International Inc. (“IGEN”) and MSD and/or MST, including without limitation the IGEN/MSD License Agreement entered between MSD and IGEN on November 30, 1995, and amended on August 15, 2001 and August 12, 2004 (collectively, the “MSD/MST Agreements”), BioVeris grants to Newco, for use in any and all fields, an irrevocable, perpetual, Non-Exclusive, worldwide, fully-paid, royalty-free right and license under the Licensed ECL Technology, solely for use on or incorporated in an ECL Instrument, to research, have researched, develop, have developed, prepare derivative works based on, reproduce, use, have used, manufacture, have manufactured, distribute, have distributed, display, perform, modify, import, have imported, sell, offer for sale, have sold, export, have exported, service, have serviced, lease and otherwise commercially exploit ECL

Products. The fields covered by the foregoing license shall include human in vitro diagnostic testing, life science research and/or development (including at any pharmaceutical company or biotechnology company), drug discovery and/or drug development (including at any pharmaceutical company or biotechnology company), including clinical research or determinations in or for clinical trials or in the regulatory approval process for a drug or therapy, veterinary, food, water or environmental testing or use and all other fields in which ECL Products may be commercialized by Newco prior to or following the Effective Time.

2.2.	Included (Excluded) Rights.

(a)        The rights and licenses granted in Section 2.1 hereof include the right of Newco to grant to its distributors, sales representatives, contract manufacturers, toll manufacturers, component suppliers, leasing agents and other third parties, including Affiliates, engaged by Newco hereunder to assist Newco in commercializing the intellectual property rights licensed to Newco hereunder (the “Authorized Third Parties”) immunity from suit under the Licensed ECL Technology for activities conducted in connection with such purposes or services solely for the benefit of Newco, and further includes the right of Newco to grant immunity from suit under the Licensed ECL Technology to Newco’s direct or indirect customers (including OEM customers) or any other end-user for use or subsequent sale of those ECL Products in any field. No person, or any member of an Affiliated group of persons shall become an Authorized Third Party if at the time they would become an Authorized Third Party they are designated as a Major Health Care Technology Company pursuant to Section 5.3 hereof; provided however, that no Authorized Third Party shall lose its qualification or status as an Authorized Third Party, and no contract, arrangement, commitment or understanding, including any extensions, renewals, modifications, or amendments thereof, between Newco and such Authorized Third Party shall be voidable, impaired, restricted, terminated or otherwise affected or compromised because such Authorized Third Party is designated pursuant to Section 5.3 hereof as a Major Health Care Technology Company at any time after first becoming an Authorized Third Party, provided that the services of such Authorized Third Party shall be limited to those services which are the subject of a binding contract with such Authorized Third Party at the time it is designated as a Major Health Care Technology Company. From and after the point in time, if any, but only after giving effect to all extensions, renewals, modifications and amendments, that an Authorized Third Party no longer serves in such capacity, such person shall thereupon become subject to the restrictions of this Section 2.2(a) regarding Major Health Care Technology Companies. Notwithstanding the above, any Affiliate of Newco which becomes an Authorized Third Party shall lose its status as an Authorized Third Party, and shall not provide any further services as an Authorized Third Party, upon becoming an Affiliate of a Major Health Care

Technology Company and may not in any event transfer its rights as an Authorized Third Party to any Major Health Care Technology Company. Furthermore, Authorized Third Parties shall have such rights to use the Licensed ECL Technology licensed to Newco hereunder in all fields as may be necessary to allow such Authorized Third Parties to assist Newco in the commercialization of Licensed ECL Technology; provided, however, that the exercise of such licensed rights by such Authorized Third Parties shall not constitute a sublicense or assignment by Newco hereunder. Newco shall:  (i) assure that the Authorized Third Parties’ use of the Licensed ECL Technology licensed hereunder to Newco is utilized by such Authorized Third Parties for the exclusive benefit of Newco and in compliance with this Agreement; and (ii) cause each Authorized Third Party to assign to Newco any and all Improvements which such Authorized Third Party may develop, create, conceive or reduce to practice. Newco shall indemnify BioVeris and its Affiliates (and their respective officers, directors, shareholders, representatives, employees, consultants and agents and each of the heirs, executors, successors and assigns of the foregoing) against any loss, cost, damage or liability (including reasonable attorneys’ fees) arising from Newco’s failure to perform its obligations under the preceding sentence. In addition, any Authorized Third Party which does not comply with (ii) above shall not benefit from the immunity from suit described in this Section if such Authorized Third Party sues BioVeris or any of its Affiliates or sublicensees to the extent such suit by such Authorized Third Party is based on those intellectual property rights which should have been assigned to Newco in accordance with (ii) above.

(b)        Newco shall have no right to develop, use, manufacture, have manufactured or sell ECL assays that are packaged specifically for, and function only for use on, instruments manufactured or sold by BioVeris or its licensees (other than Newco), resellers or Affiliates, except that Newco may use any such ECL assays that it manufacturers or has manufactured, or commercially available products that it purchases from third parties, whether or not such third parties are Authorized Third Parties, on instruments that Newco owns and uses in its internal research and development program for ECL Instruments.

(c)         No rights are licensed or deemed licensed to Newco hereunder or in connection herewith, other than those rights expressly licensed to Newco in Sections 2.l and 2.2.

2.3.      Newco Technology. Nothing contained in this Agreement shall be construed to limit or restrict, in any way or manner, any right of Newco or its Affiliates to use, license, transfer or sell its owned or licensed intellectual property rights from third parties (excluding the rights licensed to Newco hereunder) anywhere in the world and/or for any purpose.

2.4.       Sublicenses. Newco shall have no right to grant sublicenses to the licenses granted in Article 2 hereof to any third parties, including Newco’s Affiliates.

2.5.       Consideration. The consideration for the license grants and other rights provided to Newco under this Agreement is hereby agreed to be 90% of the Purchase Price (as such term is defined in the ECL Asset Transfer Agreement, dated as of April 4, 2007, by and among BioVeris and Newco (the “ECL Asset Transfer Agreement”)), which Purchase Price will be paid pursuant to the terms of the ECL Asset Transfer Agreement.

3.          Licensor Retains Ownership. Newco acknowledges and agrees that Newco has no rights in or to the intellectual property rights licensed to Newco, other than the license rights specifically granted herein. Nothing in this Agreement shall obligate BioVeris or its Affiliates to obtain ownership of or sublicensing rights to intellectual property rights obtained from or licensed from third parties.

4.	Dispute Resolution; Venue And Choice Of Law.

4.1.      Good Faith Resolution. In the event that at any time during the Term of this Agreement a disagreement, dispute, controversy or claim should arise out of or relating to the interpretation of this Agreement, or performance by a Party under this Agreement, or a breach of this Agreement by a Party, or any claim by a Party that any provision of this Agreement is invalid (a “Dispute” or collectively “Disputes”) , one Party shall give written notice to the other Party that a Dispute exists and the Parties will then attempt in good faith to resolve their differences before resorting to arbitration as provided in Section 4.2. If the Parties cannot resolve the Dispute within thirty (30) days after such notice, then either Party shall be free to submit the Dispute to binding arbitration in accordance with Section 4.2 hereof. For purposes of this Article 4, the terms “Party” and “Parties” shall include each of the signatories to this Agreement and/or any one or more of their respective Affiliates, whether the reference is to a Party as a claimant or a Party against which a claim is made.

4.2.	Arbitration.

(a)        The Parties intend Section 4.2 hereof to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. Section 1, et seq.), including any amendments to that Act which are subsequently adopted, notwithstanding any other choice of law provision set forth in this Agreement. In the event that either Party refuses to submit to arbitration as required herein, the other Party may request a United States District Court to compel arbitration in accordance with the Federal Arbitration Act.

(b)        Any Dispute or other matter in question between Newco and BioVeris arising out of or relating to the formation, interpretation, performance, or breach of this Agreement, whether such dispute or matter arises before or after termination of this Agreement, shall be resolved solely by arbitration if the Parties are unable to resolve the dispute through negotiation pursuant to Section 4.1 hereof. Arbitration shall be initiated by the delivery of a written notice of demand for arbitration by one Party to the other. The date on which the other Party receives such written notice shall be hereinafter referred to as the “Arbitration Notice Date.”

(c)         Each Party shall appoint an individual as arbitrator and the two so appointed shall then appoint a third arbitrator. If either Party refuses or neglects to appoint an arbitrator within thirty (30) days after the Arbitration Notice Date, then the arbitration shall be conducted by a single arbitrator appointed by the American Arbitration Association. If two arbitrators are appointed but do not agree on the third arbitrator within sixty (60) days after the Arbitration Notice Date, each of the arbitrators shall nominate within sixty-seven (67) days after the Arbitration Notice Date three individuals. Each arbitrator shall then within seventy-two (72) days after the Arbitration Notice Date decline two of the nominations presented by the other arbitrator. The third arbitrator shall then be chosen from the remaining two nominations by drawing lots. Notwithstanding anything contained herein to the contrary, if the third arbitrator is not chosen with seventy-two (72) days after the Arbitration Notice Date, then the American Arbitration Association shall appoint the third arbitrator within seventy-seven (77) days after the Arbitration Notice Date. The arbitrators shall not be or have been affiliated with, or have any personal, financial or business relationship with, either of the Parties or any Affiliate of either Party; the arbitrators shall not have a personal or financial interest in the result of the arbitration.

(d)        The arbitration hearings shall be held in Borough of Manhattan, State of New York or such other place as may be mutually agreed by the Parties, shall be conducted in the English language and shall be conducted as confidential proceedings (except to the extent necessary to enforce the award resulting therefrom). Unless the Parties agree otherwise, the arbitrators shall commence the arbitration hearing within thirty (30) days after the selection of the third arbitrator. The arbitrators shall issue orders to protect the confidentiality of proprietary information, trade secrets and other sensitive information disclosed. Pending the arbitration hearing, at the request of a Party, the arbitrators may issue temporary injunctive or other equitable relief to address any violation or threatened violation of this Agreement. The arbitration hearings shall be completed within a reasonable number of sessions as determined by the arbitrators. All awards shall be made based on a majority vote of the arbitrators, shall be in writing, shall not be considered confidential information of either Party, shall be issued within sixty (60) days after hearings before the arbitrators are completed, and shall state the reasoning on which the award rests unless the Parties agree otherwise. In addition to any relief at law which may be available to an aggrieved Party for such breach, such Party shall be entitled to injunctive and other equitable relief as the arbitration panel may grant. The arbitrators shall deliver a copy of the award to each Party personally or by registered mail. Any party may request within ten (10) days after receiving the decision that, for good cause, the arbitrators reconsider and modify such decision. The arbitrators shall have thirty (30) days after such request to modify their decision, if they consider it appropriate. Thereafter, the decision of the arbitrators shall be final, binding and nonappealable, except to the extent appeals are permitted by the Federal Arbitration Act, with respect to all persons, including (without limitation) persons who have failed or refused to participate in the arbitration process. Judgment upon the award rendered may be entered in any court having jurisdiction thereof.

(e)        Each Party shall bear its own costs in connection with any such arbitration including, without limitation, (i) all legal, accounting, and any other professional fees and expenses, (ii) the fees and expenses of its own arbitrator, and (iii) all other costs and expenses each Party incurs to prepare for such arbitration. Other than set forth above, each side shall pay, (iv) one-half of the fee and expenses of the third arbitrator, and (v) one-half of the other expenses that the Parties jointly incur directly related to the arbitration proceeding.

(f)          Except as provided above, arbitration shall be based upon the Commercial Arbitration Rules of the American Arbitration Association. Discovery shall be limited at the discretion of the arbitrators, so that the timing and extent of such discovery shall not interfere with the normal business operations of the Parties. The arbitrators may proceed to an award notwithstanding the failure of either Party to participate in the proceedings.

(g)        In the event of subsequent actions or proceedings to confirm the award or to enforce the judgment entered thereon or any other rights flowing therefrom, the prevailing Party shall be entitled to recover its reasonable attorney’s fees incurred in such actions or proceedings.

(h)        The fact that the dispute resolution procedures specified in this Article 4 shall have been or may be invoked shall not excuse any Party from performing its obligations under this Agreement, and during the pendency of any such procedure the Parties shall continue to perform their respective obligations in good faith.

4.3.       Limited Recourse to Courts. This Article 4 shall be the exclusive dispute resolution procedure for Disputes under this Agreement and no Party shall bring Disputes before any court, except as appeals to arbitration awards are permitted by Section 4.2. Except as permitted by Section 4.2, the Parties hereby waive any right to appeal an arbitration award to any court. The provisions of Section 4.2 may be enforced, and judgment on the award (including without limitation equitable remedies) granted in any arbitration hereunder may be entered, in any court of competent jurisdiction. The Parties hereby submit to the non-exclusive in personam jurisdiction of the federal courts in New York for such purposes. THE PARTIES HEREBY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY FOR MATTERS RELATED TO DISPUTES SUBMITTED TO ANY COURT.

4.4.      Governing Law. This Agreement is made in accordance with and shall be governed and construed under the laws of the State of New York, U.S.A., without regard to its conflicts of laws rules.

5.	Term and Termination.

5.1.      Term. This Agreement shall remain in full force and effect for the Term unless terminated earlier in accordance with Section 5.2 below.

5.2.	Termination for Cause.

(a)        Newco may, in its sole discretion, terminate this Agreement, effective after the grace periods described below, by giving written notice of such termination to BioVeris, if BioVeris fails materially to comply with any material obligation of this Agreement, and BioVeris fails to cure such breach within sixty (60) days after written notice thereof by Newco or, if such breach cannot reasonably be cured within sixty (60) days, BioVeris fails to commence to cure such breach within said sixty-day period and diligently continue to cure such breach, unless otherwise specified in this Agreement; provided, however, that if BioVeris is unable to cure a breach due to Force Majeure, then such 60-day period shall be extended for a period of time reasonable under the circumstances. If there should be a dispute between the parties as to whether a breach exists which entitles Newco to terminate for cause, the matter shall be resolved promptly under the provisions of Article 4 hereof and all attempts to terminate shall be stayed.

(b)        From time to time during the term of this Agreement, Newco may in advance of first sale, placement or other commercialization of a proposed product that uses or incorporates Licensed ECL Technology, request in writing that BioVeris confirm that such proposed product is an ECL Product. At Newco’s request, BioVeris shall confirm in writing receipt of such notice. This request process described in this Section 5.2(b) is only available on a product-by-product basis. A single request under this process shall not apply to groups or ranges of products. Each such request shall include sufficient information to enable BioVeris to make a determination of whether the proposed product is an ECL Product. If BioVeris does not respond within sixty (60) days of its receipt of such request, BioVeris shall be deemed to have responded that the proposed product is not an ECL Product. If BioVeris responds that the proposed product is not an ECL Product and Newco disagrees with such response, a dispute as to the interpretation of this Agreement shall be deemed to exist. This dispute shall be resolved in accordance with Article 4 hereof. If the final result in the dispute resolution is that such proposed product is not an ECL Product, and such proposed product is subsequently sold, placed or otherwise commercialized by or on behalf of Newco or any of its Affiliates, that sale, placement or commercialization shall be considered a material breach of this Agreement by Newco and BioVeris shall have the right to terminate this Agreement upon delivering written notice to Newco, effective immediately. Newco shall have no right to cure such a breach or to challenge or seek any review, by arbitration or otherwise, of such termination.

(i)          If Newco sells, places or otherwise commercializes an instrument that uses or incorporates Licensed ECL Technology (that previously had not been the subject of the process described above in this Section which BioVeris believes is not an ECL Instrument, then BioVeris may deliver a notice of immediate termination to Newco. Newco shall have no right to cure such a breach. If there should be a dispute between the Parties as to whether such a breach has occurred, the matter shall be resolved promptly under Article 4 and all attempts to terminate shall be stayed. Termination shall be effective immediately, and without any further action by BioVeris if the final result pursuant to Article 4 is that such instrument used or incorporated Licensed ECL Technology and was not an ECL Instrument.

(ii)        Neither Party shall have the right to seek or obtain injunctive or equitable relief or to otherwise initiate proceedings at law in order to prevent, delay or limit: (A) any of the arbitration proceedings contemplated by this Section 5.2(b); or (B) BioVeris’ termination of Newco if such termination is permitted under the terms of this Section 5.2(b). In the event Newco breaches any of its obligations hereunder, then BioVeris shall be entitled to seek and obtain both monetary damages, specific performance of this Agreement and/or equitable or injunctive relief, but, except as described in Section 5.2(b) above, BioVeris shall not be entitled to seek or obtain a termination of this Agreement.

5.3.       Change of Control. This Agreement shall terminate immediately, and without any action by either Party, if Newco, or a person to whom this Agreement has been “Assigned” as defined in Section 12.2 hereof in compliance with this Agreement, (i) is no longer controlled by members of the group consisting of Sam Wohlstadter, his spouse, his issue and trusts established for their principal benefit, unless such change of control occurs more than two and one-half years after the Effective Time and after compliance with the terms of Section 12.2(b), or (ii) is no longer controlled by the person or members of the group of persons who obtain control from the parties described in clause (i) above, unless such change of control occurs more than five years after the Effective Time and after compliance with the terms of Section

12.2(b) or (iii) becomes at any time an Affiliate of a Major Health Care Technology Company or a Major Health Care Technology Company (or an Affiliate thereof) acquires rights under this Agreement, in each case without Newco, such permitted assignee or such Affiliate first obtaining the written consent of BioVeris, which consent may be withheld by BioVeris in its sole and unfettered discretion. “Major Health Care Technology Company” means with respect to any calendar year, any person, or any member of an Affiliated group of persons (with an Affiliated group of persons identified on a BioVeris list counting as one), that is included on a list provided by BioVeris to Newco by January 15 of each year which conduct business in any of the following three industries:  (a) life sciences; (b) in vivo or in vitro diagnostic equipment; and (c) pharmaceuticals; provided, however, that no more than six persons or Affiliated groups in the aggregate may be listed in each of the three specified industries; provided, further however, that neither Newco nor any person that acquires Newco or any interest in this Agreement in a transaction permitted  by this Agreement may be designated as a Major Health Care Technology Company. Notwithstanding the foregoing, for the first partial calendar year this Agreement is in effect such list shall be provided at the Effective Time. In the event that BioVeris fails timely to deliver any such list, the list from the prior year shall carry over into the next calendar year and continue to be in effect.

5.4.       Effect of Expiration. Upon termination of this Agreement for cause prior to the expiration of the Term set forth in Sections 5.2 or 5.3 hereof, and upon expiration of this Agreement at the end of its Term, all licensed rights under Section 2 of this Agreement shall cease. Notwithstanding any expiration or termination, the provisions of Sections 3, 4, 5.4, 6, 7, 8, 9, 10, 11 and 12 shall survive. Newco may, in the case of termination of this Agreement, market and sell a reasonable inventory of ECL Products existing at the time of such termination; provided however, that such sell-off period shall be limited to nine (9) months following the date of termination and all of such sales shall be conducted in accordance with and subject to the limitations of this Agreement.

5.5.       Bankruptcy. Newco shall retain the rights granted to it as a licensee under Section 365(n) of the United States Bankruptcy Code in case of the bankruptcy, insolvency or winding-up of BioVeris.

6.          No Patent Warranty. BioVeris specifically excludes any representation or warranty, express or implied, that BioVeris will successfully obtain any patent.

7.	Indemnification, Liability, Infringement.

7.1.       Defense of Third Party Infringement Actions. If the manufacture, production, sale, or use of any ECL Product results in a claim, suit or proceeding brought by a third party (each, an “Action”) alleging patent infringement against Newco or BioVeris (or any of their respective Affiliates), such party shall promptly notify in writing the other party. The party subject to such Action (the “Controlling Party”) shall have the exclusive right and obligation to defend and control the defense of any such Action using counsel of its own choice; provided that the Controlling Party shall not enter into any settlement of such Action without the written consent of the other party, which consent may be withheld in the unfettered discretion of the other party if such settlement admits the invalidity or unenforceability of any patent rights of the other party, and otherwise may not be unreasonably withheld. The Controlling Party agrees to keep the other party reasonably informed of all material developments in connection with any Action.

7.2.       Suits for Infringement by Others. In the event either party becomes aware of any actual or threatened infringement of any Licensed ECL Technology by any third party, that party shall promptly notify the other party, and the parties shall discuss the most appropriate action to take. BioVeris shall have the sole right to bring, at its own expense, an infringement action against the third party infringer and shall be entitled to keep any awards made in such proceeding. Newco may elect to appear as a party to the suit and shall, at BioVeris’ request, assist BioVeris without expense to BioVeris.

7.3.      Indemnity by Newco. Newco expressly and unequivocally agrees to and hereby does indemnify, release, defend and hold BioVeris (and its Affiliates, sublicensees and licensors and each of their respective officers, directors, shareholders, representatives, employees, consultants and agents and each of the heirs, executors, successors and assigns of the foregoing) harmless from and against all claims, damages, losses, costs and expenses, including reasonable attorneys’ fees, arising in favor of any person, firm or corporation resulting from or arising out of liability in any way relating to (a) the ECL Products sold, placed or otherwise commercialized by Newco or any Authorized Third Party, including without limitation, the manufacture, packaging, use, sale or other distribution of ECL Products by Newco or any Authorized Third Party or any representation made or warranty given by Newco or any Authorized Third Party with respect to any ECL Product or (b) any act or omission by Newco or any Authorized Third Party that causes BioVeris to be in breach of any MSD/MST Agreements, provided that BioVeris (a) gives Newco notice of such claim, (b) cooperates with Newco, at the Newco’s expense, in the defense of such claim, and (c) gives Newco the right to control the defense and settlement of any such claim, except that Newco shall not enter into any settlement that affects BioVeris’ rights or interest without BioVeris’ prior written approval. BioVeris shall have no authority to settle any claim on behalf of Newco. Newco agrees to maintain proper product liability insurance policies, reasonably acceptable to BioVeris, everywhere it sells ECL Products and to furnish satisfactory evidence of same upon request by BioVeris from time to time.

7.4.       Waiver of Claims. Newco shall not assert any claims against BioVeris and its licensors for any matter for which Newco has provided indemnity to BioVeris under Sections 7.3 and 7.5 hereof. Newco shall indemnify, hold harmless and defend BioVeris and its licensors against any such claims.

7.5.       Breach by Authorized Third Party. Failure of an Authorized Third Party to adopt and satisfy a condition stated in this Agreement applicable to Newco or an Authorized Third Party shall be considered a breach of this Agreement by Newco. Newco shall indemnify BioVeris and its Affiliates (and their respective officers, directors, shareholders, representatives, employees, consultants and agents and each of the heirs, executors, successors and assigns of the foregoing) against any loss, cost, damage or liability (including reasonable attorneys’ fees) arising from the failure by an Authorized Third Party to adopt and satisfy a condition stated in this Agreement applicable to Authorized Third Parties.

8.	Disclaimer Of Warranties; Further Action.

8.1.       Disclaimer. EXCEPT AS OTHERWISE PROVIDED HEREIN, THE INTELLECTUAL PROPERTY RIGHTS LICENSED HEREUNDER ARE PROVIDED BY BIOVERIS “AS IS WHERE IS” AND BIOVERIS MAKES NO, AND DISCLAIMS ALL WARRANTIES AND REPRESENTATIONS, EXPRESS OR IMPLIED, CONCERNING:  (a) LICENSED INTELLECTUAL PROPERTY RIGHTS COVERED BY THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, ANY EXPRESS OR IMPLIED WARRANTY OF TITLE, DESIGN, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AS TO LICENSED INTELLECTUAL PROPERTY RIGHTS OR ANY ECL PRODUCT; (b) THE COMMERCIAL SUCCESS OF ANY ECL PRODUCT; (c) THE EXISTENCE, VALIDITY OR SCOPE OF LICENSED INTELLECTUAL PROPERTY RIGHTS; (d) ANY ECL PRODUCT BEING FREE FROM AN INFRINGEMENT ON PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES; (e) WHETHER ANY THIRD PARTIES ARE IN ANY WAY INFRINGING LICENSED INTELLECTUAL PROPERTY RIGHTS COVERED BY THIS AGREEMENT; OR (f) THE ACCURACY, UTILITY OR SUFFICIENCY OF ANY TECHNICAL INFORMATION TRANSFERRED TO NEWCO HEREUNDER. THE PARTIES SPECIFICALLY AGREE THAT NEITHER PARTY SHALL BE SUBJECT TO AND THAT EACH DISCLAIMS:  (A) ANY OTHER OBLIGATIONS OR LIABILITIES ARISING OUT OF BREACH OF WARRANTY, AND (B) ALL CONSEQUENTIAL, INCIDENTAL, CONTINGENT, PUNITIVE AND EXEMPLARY DAMAGES WHATSOEVER WITH RESPECT TO (i) ANY DISPUTES BETWEEN THE PARTIES UNDER THIS AGREEMENT OR (ii) CLAIMS MADE BY ONE PARTY AGAINST ANOTHER PARTY ARISING FROM THE COURSE OF CONDUCT WITHIN THE RELATIONSHIP OF THE PARTIES UNDER THIS AGREEMENT (WHETHER SUCH CLAIMS ARISE UNDER CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE), EVEN THOUGH A PARTY MAY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE LIMITATION OF DAMAGES IN CLAUSE (B) ABOVE SHALL NOT APPLY TO DAMAGES PAID TO UNRELATED THIRD PARTIES (WHETHER PURSUANT TO JUDGMENT OR SETTLEMENT) FOR WHICH A PARTY HAS AN OBLIGATION TO INDEMNIFY THE OTHER PARTY HEREUNDER.

8.2.       Export Control. Newco agrees to abide by all laws and regulations of the United States Government, or the government having jurisdiction therefor, governing the export or re-export of any ECL Products. Newco shall inform itself as to the details of such laws and regulations and their amendments.

8.3.       Additional Documents. Each party agrees to execute such further papers or agreements as may be necessary to effect the purposes of this Agreement.

8.4.      Governmental Approvals and Marketing of ECL Products. Newco shall be responsible for obtaining all necessary governmental approvals for the development, production, distribution, sale and use of any ECL Product, at Newco’s expense, including, without limitation, any safety studies. Newco shall have sole responsibility for any warning labels, packaging and instructions as to the use of ECL Products and for the quality control for any ECL Product.

8.5.       Patent Marking. Newco shall mark all ECL Products, or their containers, in accordance with the applicable patent marking laws.

8.6.      No Use of Names. Newco shall not have the right to use the name “BioVeris” or any variation thereof, or any other corporate name, trade name, trademark, service name, service mark or brand name proprietary to BioVeris or any BioVeris licensor or any of their respective Affiliates, in connection with the advertising, sale, lease or use of ECL Products.

9.          License Registration. Newco shall pay all costs and legal fees connected with registration of this Agreement in those countries where it (or its Affiliates, distributors and/or agents) sells ECL Products, where required, and shall otherwise ensure that the laws of all the countries where sales of its ECL Products occur are fully satisfied. BioVeris shall provide reasonable assistance to Newco in effecting such registrations if Newco reimburses any out-of-pocket expenses incurred in providing such assistance.

10.	Confidentiality.

Newco and BioVeris agree for themselves and their Affiliates, and on behalf of their respective officers, employees and agents, that until 10 years from the Effective Time each will treat as confidential, using the same degree of care as it uses for its own confidential and proprietary information, but in no event less than reasonable care, and shall not disclose to any third party, and shall not use for its own benefit or the benefit of any third party (except with respect to each of the foregoing as permitted hereunder, including disclosures to Authorized Third Parties and subject to confidentiality obligations at least as restrictive as those contained herein) the Licensed ECL Technology (and any other information provided after the Effective Time and marked as confidential) furnished to it by the other party, unless the furnishing party (“Discloser”) otherwise agrees in writing or unless such information falls within the following exceptions:

Such confidential information was known to the receiving party (“Recipient”) prior to the time of disclosure by the Discloser or was in the public domain at the time of disclosure by Discloser as can be documented by written records; or

Such confidential information is or becomes publicly known after disclosure by Discloser through no fault or omission attributable to Recipient; or

Such confidential information is given to Recipient from sources independent of Discloser who have the right to disclose it; or

Such confidential information is independently developed by employees of Recipient that did not have access to it as can be documented by written records; or

Recipient is required to disclose such confidential information to a court of law or to appropriate governmental agencies to enable Recipient to carry out the evaluation of an ECL Product or to secure a governmental approval, or as otherwise required by law; provided, however, that (1) Recipient gives the Discloser prompt written notice of such required disclosure and reasonably assists the Discloser in its efforts to prevent or limit such disclosure; and (2) any confidential information disclosed pursuant to this Section 9(e) shall otherwise remain confidential information for the purposes of this Agreement unless otherwise covered by an exception enumerated above.

Access to such confidential information must be restricted to the Recipient’s or Authorized Third Parties’ employees or agents with a need to have access. The Recipient acknowledges that by virtue of this Agreement it acquires only such rights as set forth under the terms and conditions of this Agreement and only so long as it is in effect and does not acquire any rights of ownership or title in the Discloser’s confidential information. Upon termination or expiration of this Agreement, each party, its sublicensees, Authorized Third Parties and their employees and agents shall immediately discontinue use of the other’s confidential information, except as otherwise permitted under the provisions hereof.

11.	Interests in Intellectual Property Rights.

11.1.    Preservation of Title. Newco acknowledges that BioVeris shall retain full ownership and title to the intellectual property rights it licenses to Newco hereunder and that Newco has no rights in or to such intellectual property rights other than the express license rights specifically confirmed herein. Neither Newco nor any of Newco’s employees or Affiliates, or any of their respective employees, have rights under this Agreement to practice or use the Licensed ECL Technology, except as expressly permitted by this Agreement. BioVeris shall have no obligation (a) to exercise efforts to create any Licensed ECL Technology, whether or not incorporated in a patent, (b) to patent or otherwise protect any intellectual property developed, discovered, invented or acquired, whether before or after the Effective Time, (c) to disclose subsequent to the Effective Time any information regarding Licensed ECL Technology to Newco or (d) to maintain any ECL Patent Rights or to refrain from abandoning any ECL Patent Rights.

11.2.    Reservation of Rights. BioVeris reserves the right to use for any purpose (commercial or noncommercial), anywhere in the world, and the right to allow other parties to use for any purpose, anywhere in the world, any Licensed ECL Technology licensed hereunder, without BioVeris or such other parties being obligated to pay Newco any royalties or other compensation.

12.	Miscellaneous.

12.1.    Waiver. No delay or omission on the part of either Party to this Agreement in requiring performance by the other Party or in exercising any right hereunder shall operate as a waiver of any provision hereof or of any right or rights hereunder; and the waiver, omission or delay in requiring performance or exercising any right hereunder on any one occasion shall not be construed as a bar to or waiver of such performance or right, or of any right or remedy under this Agreement, on any future occasion. Any agreement on the part of either Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

12.2.	Assignment.

(a)        This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their permitted successors and assigns. Neither Party may assign any of its rights under this Agreement to any person, whether by sale, assignment, operation of law (e.g., by an Assignment as defined below) or otherwise, without the prior written consent of the other Party; provided, however, that

(1)        subject to Newco’s compliance with Section 12.2(b) below, either Party may assign all but not part of its rights hereunder without the consent of the other Party incident to a merger, consolidation, reorganization, share exchange or similar transaction, or sale of substantially all of the assets of the business to which this Agreement relates (in each case, an “Assignment”), except that BioVeris must consent in writing to a proposed Assignment by (i) Newco to any third party that is not a Major Health Care Technology Company that occurs within two and one-half years after the Effective Time, or (ii) any permitted assignee of Newco’s interest in this Agreement to any third party that is not a Major Health Care Technology Company that occurs within five years after the Effective Time or (iii) by either Newco or any such permitted assignee to a Major Health Care Technology Company that occurs any time after the Effective Time, which consent may be withheld in BioVeris’ sole and unfettered discretion, and

(2)        consent shall not be required from Newco with respect to an assignment by BioVeris of any or all of its rights hereunder to an Affiliate of BioVeris.

Except as provided in Section 12.2(c) below, no such assignment shall relieve the assignor of any of its obligations under this Agreement and as a condition precedent of any such permitted assignment, the assignee shall agree to be bound by all of the terms and conditions of this Agreement, including the change of control provision in Section 5.3 and the limitations on assignment in this Section 12.2. Whenever there has been an assignment by BioVeris or Newco, as the case may be, as permitted by this Agreement, or by a permitted assignee of this Agreement claiming through them, the term “BioVeris” or “Newco” as used in this Agreement shall also include and refer to, if appropriate, such assignee.

(b)        In the event that Newco or the person(s) who at any time control Newco desires to enter into an Assignment of this Agreement that does not require BioVeris consent pursuant to Section 12.2(a) above, or a change of control transaction that would not require the consent of BioVeris pursuant to Section 5.3, then Newco shall deliver a notice to BioVeris of such circumstance (“Negotiation Notice”). BioVeris shall have 30 days following the receipt of the Negotiation Notice (“Negotiation Period”) to negotiate with Newco or such controlling person(s) to acquire Newco or its rights under this Agreement (“Negotiation Right”). If the Parties are able to agree on price and all other relevant transaction terms during the Negotiation Period, then BioVeris shall be entitled to acquire Newco or its rights under this Agreement, as the case may be, on the agreed upon terms. In the event the parties negotiate but are unable to agree on price and all other relevant terms during the Negotiation Period or BioVeris does not exercise its Negotiation Right, then, at the option of Newco or such controlling person(s), if it wishes to proceed with an Assignment or change of control transaction, Newco shall deliver to BioVeris a notice of such intention (“Purchase Notice”) which shall include the proposed purchase price and all material transaction terms. BioVeris shall have 60 days following the receipt of the Purchase Notice (“Purchase Period”) to agree to acquire Newco or the rights to be Assigned, as the case may be, on the terms specified in the Purchase Notice (“Purchase Right”) by delivering a written notice to Newco exercising the Purchase Right. During the Negotiation Period and the Purchase Period, and subject to appropriate confidentiality protections, Newco shall use commercially reasonable efforts to make available to BioVeris appropriate due diligence information regarding Newco and its development of ECL Products to enable BioVeris to exercise its Negotiation Right and its Purchase Price. In the event that BioVeris exercises its Purchase Right, the applicable parties shall prepare appropriate assignment documents and close the purchase on a mutually agreeable date no later than 30 days following BioVeris’ exercise of the Purchase Right (subject to reasonable delays related to obtaining required regulatory approvals). In the event that BioVeris does not exercise its Purchase Right, then Newco or such controlling person(s) shall be free to sell Newco or its interest in this Agreement to any third party other than a Major Health Care Technology

Company for a 6 month period after end of the Purchase Period at a price (including the fair market value of any non-cash consideration) not less than the price set forth in the Purchase Notice and on other terms not materially more favorable to the purchaser than as set forth in the Purchase Notice. In the event that any such sale is not completed within such 6 month period, then BioVeris’ Negotiation Right and Purchase Right shall be again applicable with respect to a future sale of Newco or its interest in this Agreement. This Section 12.2(b) shall not apply to or authorize any transaction in which the acquiring party of a controlling interest in Newco or an interest in this Agreement is a Major Heath Care Technology Company.

(c)         The process set forth in Section 12.2(b) shall apply only to the first two transactions covered thereby (whether an Assignment or change of control transaction) that are consummated with parties other than BioVeris. In the event that a controlling interest in Newco or Newco’s rights under this Agreement are acquired by a third party in the first transaction permitted by Section 12.2(b) above, the permitted assignee or controlling persons shall continue to be subject to the change of control provision of Section 5.3 and the limitations on assignment of Section 12.2(a) until the closing of the second change of control or assignment transaction with a party other than BioVeris that is permitted by Section 12.2(b). Thereafter, a change of control or assignment transaction with a party other than BioVeris shall no longer be subject to the application of the process in Section 12.2(b).

12.3.    Notices. Any notice or other communication required or permitted to be given to either Party hereto shall be in writing and shall be deemed to have been properly given and to be effective on the date of delivery if delivered in person or by facsimile (with electronic confirmation of receipt and with a confirmation copy sent by internationally-recognized air courier service), to such Party at the following address:

In the case of BioVeris:

BioVeris Corporation

16020 Industrial Drive

Gaithersburg, Maryland  20877

United States of America

Attention: President

Fax No. 1-301-208-3789

With a copy to BioVeris’ designated legal counsel.

In the case of Newco:

32 Mott Street Acquisition II, LLC

c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP

1601 K Street, NW

Washington, District of Columbia 20006-1600

Attn: Thomas F. Cooney III, Esq.

Fax No. 1-202-778-9100

With a copy to Newco’s designated legal counsel.

Either Party may change its address for communications by a notice to the other Party in accordance with this Section.

12.4.    Headings. The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

12.5.    Force Majeure. Any delays in performance by any Party under this Agreement (other than a Party’s failure to make payments hereunder) shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the Party affected, including but not limited to acts of God, embargoes, governmental restrictions, strikes or other concerted acts of workers, fire, flood, explosion, riots, wars, civil disorder, rebellion or sabotage. The Party suffering such occurrence shall immediately notify the other Party and any time for performance hereunder shall be extended by the actual time of delay caused by the occurrence.

12.6.    Independent Contractors. In granting, performing or exercising rights under this Agreement, Newco and BioVeris act and shall act at all times as independent contractors and nothing contained in this Agreement shall be construed or implied to create an agency, partnership, employer, employee or operator relationship between BioVeris and Newco. At no time shall one Party make commitments or incur any charges or expenses for or in the name of the other Party.

12.7.    Severability. If, under applicable law, any term, condition or provision of this Agreement is invalid or unenforceable, or otherwise directly or indirectly affects the validity of any other material provision(s) of this Agreement (the “Severed Clause”), then this Agreement shall remain in full force and effect, except for the Severed Clause. The Parties agree to renegotiate in good faith the Severed Clause and be bound by the mutually agreed substitute provision.

12.8.    Interpretation. The official text of this Agreement shall be English. For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)        the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)        references herein to “Sections,” “Subsections,” “Paragraphs,” and other subdivisions without reference to a document are to designated Sections, Subsections, Paragraphs and other subdivisions of this Agreement;

(c)         a reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to Paragraphs and other subdivisions;

(d)        the words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular provision;

(e)        the term “include” or “including” shall mean “including without limitation”;

(f)          the term “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(g)	the term “or” is not exclusive; and

(h)        the Exhibits, Appendices and Annexes to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

12.9.    Cumulative Rights. The rights, powers and remedies hereunder shall be in addition to, and not in limitation of, all rights, powers and remedies provided at law or in equity. All of such rights, powers and remedies shall be cumulative, and may be exercised successively or cumulatively.

12.10.  Entire Agreement; Amendment. This Agreement and any and all Schedules and Appendices referred to herein, together with the other agreements referenced herein, embody the entire understanding of the parties with respect to the subject matter hereof and shall supersede all previous communications, representations or understandings, either oral or written, between the Parties relating to the subject matter hereof. This Agreement shall not be amended, altered or changed except by a written agreement signed by all of the Parties hereto.

12.11.  No Third Party Beneficiary Rights. Except for the provisions of Section 2.2(a) related to immunity from suit and Article 7 relating to Indemnitees, nothing contained in this Agreement is intended to confer upon any person other than the Parties hereto and their respective successors and permitted assigns, any benefit, right or remedy under or by reason of this Agreement.

12.12.  Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, both Newco and BioVeris have executed this Agreement, in duplicate originals, by their respective officer hereunto duly authorized, as of the day and year hereinabove written.

32 MOTT STREET ACQUISITION II, LLC		BIOVERIS CORPORATION

By:		By:
	(Signature)		(Signature)

	(Printed Name)		(Printed Name)

	(Title)		(Title)

	(Date)		(Date)

[Signature Page to License Agreement]